BART AND ASSOCIATES, LLC
Attorneys at Law

April 10, 2014

Via SEC Edgar Submission
Tiffany Posil
John Reynolds, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	American Brewing Company, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 3, 2014
File No. 333-193725

Dear Mr. Reynolds:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:  We note your March 7, 2014 response to comment 6 in our letter dated February 28, 2014. We understand there to be two offerings of the same securities presented in the prospectus, one by the issuer and the other by selling shareholders, at potentially two different prices. Please provide your analysis as to which, if any, of these offerings constitute “distributions” as defined in Rule 100 of Regulation M (17 CFR 242.100).

Answer to Comment 1:  The Company believes that neither of the offerings constitute “distributions” as defined in Rule 100 of Regulation M.  Neither of the offerings is distinguished from ordinary trading transactions by the magnitude of the offerings, no selling shareholder will be part of a distribution, and no selling shareholder is acting as an underwriter for the Company’s common stock.  In addition, there are no special selling efforts or selling methods involved, or involving the Company or any shareholder that would distinguish either offering from ordinary trading transactions.  Finally, the Company is selling only 4.7% of the current amount of outstanding shares as part of the primary offering (which will become 4.5% of the outstanding shares after the primary offering, assuming all shares are sold), and no selling shareholder is selling more than 9.99% of the outstanding shares of the company in the secondary offering.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 10, 2014

Use of Proceeds, page 19

Comment 2:  We note the deletion of the tabular disclosure relating to the use of proceeds if less than the maximum amount of proceeds is raised. Please disclose the use of proceeds if 75%, 50% or 25% of the maximum amount of proceeds is raised in this offering.

Answer to Comment 2: The tabular disclosure relating to the use of proceeds if less than the maximum amount of proceeds is raised has been included in the revised disclosure statement.

Description of our Business, page 30

Distribution, page 32

Comment 3:  We partially reissue comment 7 in our letter dated March 21, 2014. Please revise to clarify the nature of the retail purchasers. In that regard, we note your disclosure on page F-32 that the company’s “operations are classified into the sale of alcohol to retail customers through the Company’s tasting room and wholesale sales to distributors.” Thus, it is not clear whether the sale of 22-ounce bottles to retail purchasers is through your tasting room, through wholesale distributors, or both. Please revise accordingly.

Answer to Comment 3:  The revised disclosure statement includes language clarifying that retail purchasers consist of individuals who purchase 22 ounce bottles in the tasting room, as well as retail locations, such as stores, who also purchase 22 ounce bottles from our distributors.

Security Ownership of Certain Beneficial Owners and Management, page 43

Comment 4:  We note your response to comment 9 in our letter dated March 21, 2014. The revised table appears to disclose the total number of votes each director and officer is entitled to cast with respect to the total number of shares of common and preferred stock beneficially owned. Please revise the tabular disclosure to specify the total number of shares beneficially owned by each director and officer and by the directors and officers as a group, both before and after the offering, as required by Item 403 of Regulation S-K. In addition, please revise the tabular disclosure to separately disclose the percent of the common stock so owned by each director and officer and by the directors and officers as a group.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

April 10, 2014

Answer to Comment 4: The common stock beneficial ownership table has been revised to indicate the beneficial ownership of common stock for our officers and directors individually and as a group.  In addition, two columns have been added that correspond with footnotes 6 and 7 to the table, in order to show the percentages of combined voting power of our officers and directors individually, and as a group, prior to and subsequent to the offering.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for American Brewing Company, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com